UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM

Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In November 2010 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,216,073,621	64.6426	32.3213
Non-Voting Shares	19,151,410	1.0180	0.5090
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,216,073,621	64.6426	32.3213
Non-Voting Shares	19,151,410	1.0180	0.5090

CONSOLIDATE FORM

Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In November 2010 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			13,087,920	0.6957	0.3478
Non-Voting Shares			17,665,190	0.9390	0.4695
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			13,087,920	0.6957	0.3478
Non-Voting Shares			17,665,190	0.9390	0.4695

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			5	0.0213	0.0213
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			5	0.0213	0.0213
Non-Voting Shares			0	0.0000	0.0000

CONSOLIDATE FORM

Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In November 2010 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				896,816		0.0476	0.0238
Non-Voting Shares				1,923,446		0.1022	0.0511
Month Movement
Type of Securities/Derivatives						Value in R$
	Broker	Operation	Day	Quantity	Price

Common Shares	Bradesco S.A. C.T.V.M.	Buy	8-Nov	700	28.61	R$	20,027.00
Common Shares		Total		700		R$	20,027.00
Common Shares		Shares Loan*	24-Nov	46,645	0.00	R$	-
Common Shares		Total		46,645
Non-Voting Shares		Buy	23-Nov	1,500	33.90	R$	50,850.00
Non-Voting Shares		Buy	23-Nov	1,400	33.92	R$	47,488.00
Non-Voting Shares		Buy	23-Nov	1,000	33.93	R$	33,930.00
Non-Voting Shares		Buy	23-Nov	100	33.99	R$	3,399.00
Non-Voting Shares		Buy	23-Nov	2,000	34.00	R$	68,000.00
Non-Voting Shares		Total		6,000		R$	203,667.00
Non-Voting Shares		Sell	8-Nov	5,511	36.90	R$	203,355.90
Non-Voting Shares		Sell	8-Nov	3,800	36.91	R$	140,258.00
Non-Voting Shares		Sell	8-Nov	4,300	36.92	R$	158,756.00
Non-Voting Shares		Total		13,611		R$	502,369.90
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				850,871		0.0452	0.0226
Non-Voting Shares				1,915,835		0.1018	0.0509

(*) The price and value in Reais (R$) of Shares Loan was not informed because the maturity of the transaction will be on December 13, 2010.

CONSOLIDATE FORM

Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In November 2010 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			10,042	0.0005	0.0002
Non-Voting Shares			157,139	0.0083	0.0041
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			10,042	0.0005	0.0002
Non-Voting Shares			157,139	0.0083	0.0041

CONSOLIDATE FORM

Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In November 2010 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			11,071	0.0005	0.0002
Non-Voting Shares			16,395	0.0008	0.0004
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			11,071	0.0005	0.0002
Non-Voting Shares			16,395	0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 10, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.